NO ACT

PE
1-18-16



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



16004244

DIVISION OF
CORPORATION FINANCE

Received SEC

MAR 08 2016

Washington, DC 20549

March 8, 2016

Act: 1934
Section:
Rule: 14a-8 (OPS)
Public
Availability: 3-8-16

Thomas S. Moffatt
CVS Health Corporation
thomas.moffatt@cvshealth.com

Re: CVS Health Corporation
Incoming letter dated January 18, 2016

Dear Mr. Moffatt:

This is in response to your letter dated January 18, 2016 concerning the shareholder proposal submitted to CVS Health by Zevin Asset Management, LLC on behalf of Pamela Parker. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Sonia Kowal
Zevin Asset Management, LLC
sonia@zevin.com

March 8, 2016

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: CVS Health Corporation
Incoming letter dated January 18, 2016

The proposal requests that CVS Health set company-wide quantitative targets to increase renewable energy sourcing and/or production.

There appears to be some basis for your view that CVS Health may exclude the proposal under rule 14a-8(i)(7). In our view, the proposal focuses primarily on matters relating to CVS Health's ordinary business operations. Accordingly, we will not recommend enforcement action to the Commission if CVS Health omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which CVS Health relies.

Sincerely,

Christina M. Thomas
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.



Thomas S. Moffatt
Vice President, Asst. Secretary &
Asst. General Counsel

One CVS Drive
MC 1160
Woonsocket, RI 02895

p 401-770-5409
f 401-216-3758

thomas.moffatt@cvshealth.com

January 18, 2016

Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549
(Via e-mail: shareholderproposals@sec.gov)

Re: CVS Health Corporation
Shareholder Proposal of
Pamela Parker

Ladies and Gentlemen:

CVS Health Corporation, a Delaware corporation (the "**Company**"), in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "**Exchange Act**"), is filing this letter with respect to the shareholder proposal and supporting statement (the "**Proposal**") submitted by Zevin Asset Management, LLC on behalf of Pamela Parker (Pamela Parker, the "**Proponent**") in a letter dated November 25, 2015. The Proponent seeks inclusion of the Proposal in the proxy materials that the Company intends to distribute in connection with its 2016 Annual Meeting of Shareholders (the "**2016 Proxy Materials**"). A copy of the Proposal and all related correspondence with the Proponent are attached hereto as Exhibit A. The Company hereby requests confirmation that the staff of the Office of Chief Counsel (the "**Staff**") will not recommend enforcement action if, in reliance on Rule 14a-8 of the Exchange Act, the Company omits the Proposal from its 2016 Proxy Materials.

Pursuant to Rule 14a-8(j), this letter is being filed with the Securities and Exchange Commission (the "**Commission**") no later than 80 days before the Company files its definitive 2016 Proxy Materials. Pursuant to Staff Legal Bulletin No. 14D, *Shareholder Proposals* (Nov. 7, 2008), this letter is being submitted to the Commission via e-mail to shareholderproposals@sec.gov.

Rule 14a-8(k) and Section E of Staff Legal Bulletin 14D provide that shareholder proponents are required to send companies a copy of any correspondence the Proponent elects to submit to the Commission or the staff of its Division of Corporation Finance. Accordingly, we are hereby informing the Proponent that if the Proponent elects to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the Company.

Pursuant to Rule 14a-8(j), a copy of this submission is being sent simultaneously to the Proponent as notification of the Company's intention to omit the Proposal from its 2016 Proxy Materials. This letter constitutes the Company's statement of the reasons that it deems the omission of the Proposal to be proper.

I. The Proposal

The Proposal states:

"**Resolved:** Shareholders request CVS Health Corporation (CVS) senior management, with oversight from the Board of Directors, set company-wide quantitative targets by November 2016 to increase renewable energy sourcing and/or production."

II. Statement of Reasons to Exclude

The Company believes that the Proposal may be properly excluded from its 2016 Proxy Materials under both Rule 14a-8(i)(7) and Rule 14a-8(i)(10). The Proposal may be excluded pursuant to Rule 14a-8(i)(7) because it implicates the Company's ordinary business operations. Further, the Proposal may also be excluded pursuant to Rule 14a-8(i)(10) because the Company has already substantially implemented the Proposal.

First, pursuant to Rule 14a-8(i)(7), the Proposal is excludable because it implicates the Company's ordinary business operations by: (1) focusing on cost-saving measures and the day-to-day financial management of the Company and (2) micro-managing (a) the deadline for the Company to set such quantitative targets, which may not be feasible or in the best interest of the Company given the Company's growth, current energy initiatives, and business considerations, and (b) the manner in which the Company chooses to pursue initiatives to reduce greenhouse gas ("**GHG**") emissions and engage in sustainable and environmentally-friendly initiatives. Second, pursuant to Rule 14a-8(i)(10), the Proposal is excludable because the Company's management has already enacted policies regarding sustainable operations with the primary goal of reducing the Company's environmental impact pursuant to the initiatives discussed in the Company's 2014 Corporate Social Responsibility Report (the "**2014 CSR Report**") and these policies and initiatives compare favorably with the guidelines and requested practices embodied in the Proposal.

A. The Proposal May be Excluded Pursuant to Rule 14a-8(i)(7) Because the Proposal Involves Matters that Relate to the Ordinary Business Operations of the Company.

Rule 14a-8(i)(7) permits the omission of a shareholder proposal that deals with a matter relating to the ordinary business of a company. The core basis for exclusion under Rule 14a-8(i)(7) is to protect the authority of a company's board of directors to manage the business and affairs of the company. In the adopting release to the amended shareholder proposal rules, the Commission stated that the "general underlying policy of this exclusion is consistent with the policy of most state corporate laws: to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." *Exchange Act Release No. 34-40018* (May 21, 1998) ("**1998 Release**").

Under Commission and Staff precedent, a shareholder proposal is considered "ordinary business" when it relates to matters that are so fundamental to management's ability to run a company on a day-to-day basis that, as a practical matter, they are not appropriate for shareholder oversight. *See 1998 Release*. The 1998 Release further provided that "the term ['ordinary business'] refers to matters that are not necessarily 'ordinary' in the common meaning of the word, and is rooted in the corporate law concept providing management with flexibility in directing certain core matters involving the company's business and operations."

Generally, certain social policy matters, such as sustainability, rise above the ordinary course of business. However, the Staff has noted in the 1998 Release that a central consideration of the ordinary business exclusion is that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight." *See 1998 Release*. While this Proposal has a general theme of sustainability, it focuses on an ordinary business matter fundamental to the ability of the Company's management to run the business – financial management.

Although styled as a request for the Company to set quantitative targets to increase renewable energy sourcing and production, the Proposal primarily demands that the Company must pursue an energy and investment policy involving the purchase of renewable energy and carbon reduction investments. The supporting statements to the Proposal reveal a central theme of financial management by emphasizing the creation of cost-savings for the Company through the purchase of wind and solar energy and carbon reduction investments. As such, this Proposal is a cost-saving and financial management measure designed to control the Company's day-to-day financial management. Ultimately, the Proposal sets forth the notion that the Company should adopt this resolution because it will reduce costs and expenses.

Further, the supporting statement's focus on cost-savings and financial management matters is evident as it addresses the following issues:

a. "We are concerned CVS may be lagging behind peers that are experiencing substantial cost savings by pursuing quantitative energy efficiency and renewable energy targets."
b. "Fortunately, the costs of generating electricity from sources such as wind and solar have been declining rapidly and are now cheaper in some regions than fossil fuel-based energy."
c. "The average price paid by all types of end users of electricity nationwide in 2014 was 10.45 cents per kWh according to the U.S. Energy Information Administration (EIA)."
d. "The average price of wind energy installed in 2014 was 2.5 cents per kWh according to Lawrence Berkley National Laboratory. In 2013 David Sparby, President of Xcel Energy's Northern States Power stated: "Wind prices are extremely competitive right now, offering lower costs than other possible resources, like natural gas plants. These projects offer a great hedge against rising and often volatile fuel prices."
e. "Eric Schmidt of Alphabet stated: "Much of corporate America is buying renewable energy in some form or another, not just to be sustainable, because it makes business sense, helping companies diversify their power supply, hedge

against fuel risks, and support innovation in an increasingly cost-competitive way."

f. "A report by CDP found that four of five companies earn a higher return on carbon reduction investments than on their overall corporate capital expenditures."
g. "Walmart alone expects to save $1 billion each year from its energy efficiency and renewable energy initiatives."

These statements indicate that the primary objective of the Proposal is to implement financial management, not sustainability. Taken as a whole, the Proposal and the supporting materials discuss the cost of energy and cost-savings from renewable energy based on a few examples without discussing the similarity of the Company to those examples and without adequately linking the cost savings to sustainability. The Proponent wants the Company to set these quantitative targets to save costs; however, a shareholder cannot understand the complexities of cost- and energy-management for the Company. Here, as argued in response to in a proposal submitted to FLIR Systems, Inc. in 2013 (the "**FLIR Proposal**"), the statements put forth in the Proposal "center on the day-to-day management of energy use at the Company's facilities, which could not be more fundamental to the ordinary business of the Company." Similar to the FLIR Proposal, the Proposal's language makes clear that it is focused on the operational decision making of the Company in relation to its financial health. Further, just as in the FLIR Proposal, the Proposal "focuses squarely on the potential costs and benefits related to the Company's energy use management." Given that day-to-day management of financial affairs and other similar matters are ordinary business, the Staff reiterated in FLIR that "[p]roposals that concern the manner in which a company manages its expenses are generally excludable under rule 14a-8(i)(7)." *See FLIR Systems, Inc. (February 6, 2013).* Therefore, exclusion of this Proposal is warranted.

While the Staff has declined to employ the 14a-8(i)(7) ordinary business rationale to exclude some proposals that sought to advance the use of renewable energy, those proposals are distinguishable as they were directed at companies whose main business is to produce and deliver energy, unlike the Company, which is a consumer of energy. *Compare ExxonMobil Corporation (March 12, 2007)* (proposal to adopt a policy of significantly increasing renewable energy sourcing globally, with recommended goals in the range of 15% – 25% of its energy sourcing by between 2015 and 2025) and *Duke Energy Corporation (February 13, 2001)* (proposal to invest sufficient resources to build new electrical generation from solar and wind power sources to replace approximately one percent (1%) of system capacity yearly for the next twenty years with the goal of having the company producing twenty percent (20%) of generation capacity from clean renewable sources in 20 years). In contrast to the situations advanced in the letters noted above, the Company is a consumer of energy and a business that purchases many of its products from third parties, over whom it cannot control the use of renewable energy. Quantitative targets for renewable energy sourcing and/or production are simply not as effective as other measures the Company employs to promote sustainability, increase energy efficiency or save costs.

Next, the Proposal also seeks to micro-manage the decisions of the Board of Directors and management by (1) setting an arbitrary deadline of November 2016 for quantitative targets and

(2) controlling the manner in which the Company pursues energy efficiency and sustainability initiatives. One of the central considerations expressed by the Commission with regard to the ordinary business exclusion "involves the degree to which the proposal seeks to micro-manage the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *See 1998 Release.* Further, the Commission has explained that shareholders, as a group, are not qualified to make an informed judgment on ordinary business matters due to their "lack of business expertise and their lack of intimate knowledge of the issuer's business." *See Adoption of Amendments Relating to Proposals by Security Holders, Exchange Act Release No. 12999 (November 22, 1976).*

In seeking quantitative targets for renewable energy sourcing and/or production, the Proposal is asking the Company to set ambiguously defined quantitative targets by an arbitrary deadline. Such deadline does not take into account the feasibility or practicality of setting such targets. The Company operates over 8,000 retail drugstores, as well as several dozen other offices and facilities throughout the United States, including twenty distribution center facilities. Many of the Company's existing facilities are leased, and/or are in older buildings, which restricts the Company's ability to install technology such as solar panels or wind turbines. In addition, the Company plans to continue to open new retail pharmacies in 2016 and is still in the process of integrating its August 2015 acquisition of Omnicare, Inc. and its December 2015 acquisition of the pharmacies and clinics in the stores of Target Corporation, each of which has locations nationally. Further, energy needs fluctuate based on extreme weather across the country. Even if it were in the Company's interests, the Company may not be able to make a sound assessment of the entire business and establish meaningful quantitative targets by November 2016. Further, setting such deadlines and defining the mechanism of renewable energy sourcing and/or production intrudes in areas in which shareholders lack business expertise and an intimate knowledge of the Company's business as it disregards existing contracts for supply of energy and production of products and sourcing with suppliers and third parties as well as business initiatives and strategies that may make the institution of such methods impractical as well as meaningless for an expanding business. It also fails to account for the quantity and quality of available sources of renewable energy, particularly given the nationwide operations of the Company and the lack of abundant and reliable renewable energy in certain regions. Forcing the Company to establish these quantitative targets would hinder the Company from running its daily business efficiently and economically as the energy needed by the Company to run its daily business may rely on existing contracts or infrastructure that cannot support specific and potentially unsuitable targets for renewable energy sourcing and production.

Moreover, the Company already pursues energy efficiency and cost-savings through mechanisms that are appropriate for the Company's business. The Company continuously identifies specifying internal and external targets aimed at driving operation efficiency and reducing GHG emissions by continuingly measuring and trying to reduce its energy use, water use and waste in its retail drug stores, including by reaching a set reduction target for GHG emissions. *See 2014 CSR Report at 49.* The Proposal, therefore, seeks to micro-manage the fundamental operations of the Company's business by directing how the Company should purchase energy, invest, pursue energy efficiency, reduce costs and enact its sustainability initiatives, all of which are ordinary management functions that are not appropriate matters for direct shareholder oversight.

The Company has not previously set such quantitative targets, as it is more sensible, based on the Company's operations and facility portfolio, to pursue other mechanisms with the goal of reducing GHG emissions and increasing energy efficiency. The Company does not control the availability or dependability of renewable energy that its operating facilities may be able to access and having a numeric commitment in place would compel the Company to purchase renewable resources that are not economically or environmentally feasible, thereby counteracting the Proposal's primary cost-saving goal discussed above. The Company does not set numeric goals for the sake of having goals without considering feasibility, market realities and business needs. As a company proud of its environmental leadership and thoughtful, business-appropriate initiatives, the Company works hard to integrate measures to reduce GHG emissions, increase energy efficiency, reduce cost and remain competitive. The Company closely monitors and reviews the renewable energy market, and believes that it is not a cost-effective investment for the Company and its shareholders at the present time.

In sum, the matters discussed in the Proposal relate to a fundamental day-to-day aspect of the business of the Company – the cost-effective, reliable and business-appropriate mix of energy sources and energy efficiency plans. Accordingly, the decisions previously made by the Board and Directors and management related to these actions are properly left to the Company and its Board of Directors rather than its shareholders.

For these reasons, the Proposal may be properly excluded under Rule 14a-8(i)(7).

B. The Proposal May be Excluded Pursuant to Rule 14a-8(i)(10) Because the Company Has Substantially Implemented the Proposal.

Rule 14a-8(i)(10) permits the exclusion of a proposal that the Company has substantially implemented already. The Company has provided detailed information on energy efficiency initiatives, GHG reduction plans and sustainability measures in its 2014 CSR Report, therefore the Proposal has already been substantially implemented by the Company.
The Commission has previously stated that Rule 14a-8(i)(10) was designed to "avoid the possibility of shareholders having to consider matters which have already been favorably acted upon by the management..." *Exchange Act Release No. 12598* (July 7, 1976). To be excluded, a proposal need not be implemented in full or exactly as described and presented in the proposal. Instead, the standard for exclusion is substantial implementation. *See 1998 Release; see also Exchange Act Release No. 34-20091 (August 16, 1983).*

The Staff has stated in previous no action letters that, in determining whether a shareholder proposal has been substantially implemented, it will consider whether a company's particular policies, practices, and procedures "compare favorably with the guidelines of the proposal," not whether they have been specifically implemented. *Texaco, Inc. (March 28, 1991).* The Staff has also provided no-action relief where a company had already satisfied the essential objective of the proposal, even if the company (i) had not taken the exact action requested by in the proposal, (ii) had not implemented all of the details of the proposal or (iii) chose to exercise discretion in determining how to implement the proposal. *See, e.g., Exelon Corp. (February 26, 2010)*; and *Anheuser-Busch Companies, Inc. (January 17, 2007)*.

While the Proposal focuses cost savings and through renewable energy, it also notes reducing exposure to fluctuating oil prices, U.S. energy security, job creation, reduction in GHG emissions and strategic investment. However, the actual request is that the Company set targets to increase renewable energy sourcing and/or production, with the combined goals of "strengthening [the Company's] current climate change strategy, reduc[ing] [the Company's] exposure to fluctuating energy prices and mov[ing] [the Company] closer to achieving GHG reductions." The Company is already committed to sustainable operations with the primary goal of reducing the environmental impact of the Company's operations through numerous strategies, as described in the 2014 CSR Report.

Extensive information on the Company's energy efficiency strategies and climate change policy is provided by the Company beginning on page 47 and continuing through page 66 of the 2014 CSR Report, which is available to the public on the Company's website and attached hereto as Exhibit B. In the 2014 CSR Report, the Company details its corporate sustainability goals on energy efficiency, renewables, reducing GHG emissions, reducing waste, developing sustainable products and packaging and the steps the Company is taking to achieve those goals.

In particular, the 2014 CSR Report notes the Company's focus on identifying specifying internal and external targets aimed at driving operation efficiency and reducing the Company's environmental footprint. It states the following:

a. "We are intent on reducing the GHG emissions created in those facilities 7,800 retail drug stores, and do so by continuingly measuring and trying to reduce our energy use, water use and waste."
b. "As described in our Climate Change Policy, our approach to reducing emissions includes risk and opportunity monitoring, energy and GHG efficiency programs, and ongoing communication on our climate-related progress with our stakeholders through the CDP (formerly Carbon disclosure Project) and this report."
c. "Our goal is to reduce our carbon intensity by 15% per square foot of retail space by 2018, compared to a 2010 baseline."
d. "At CVS Health, the energy used to operate and distribute product to our 7,800 retail stores – totaling approximately 2.9 million megawatt hours of electricity and 9.5 million gallons of fuel in 2014 – represents our most significant environmental impact and the largest input to our carbon footprint. It also represents the biggest opportunity we have for energy and cost savings. We focus our energy strategy on the operational areas where we can have the greatest impact by improving efficiency in our lighting, heating and air conditioning (HVAC) systems, cooler and freezer use, as well as in the transportation of our goods."
e. "As we seek opportunities to drive efficiencies, we will focus on technologies that offer a reasonable return on investment and are salable across our retail facilities."

♥CVSHealth

f. "An EMS [(Energy Management System)] helps us drive energy efficiency consistently across our stores and distribution centers by allowing us to manage, monitor and adjust lighting, HVAC and other systems from a central location. As of 2014, more than 90% of our stores and 50% of our distribution centers operating with an EMS, and we continue to implement it as we acquire or build new facilities."
g. "We receive advice on strategic priorities from our internal Energy technology Assessment Committee (ETAC). ETAC is comprised of five subcommittees: Energy Star Standards and LEED Certifications, Alternative Energy Sources, Energy Efficiency Projects, Waste Stream Management, and Sustainability."

These detailed, thoughtful and CVS Health Corporation-specific measures were designed to address the particular impact the Company's operations have on the environment and the best ways to mitigate those effects. Such measures and initiatives compare favorably with the type of action being requested in the Proposal and demonstrate that the Company is already implementing the stated goals of the Proposal to increase energy efficiency, reduce GHG emissions, reduce carbon intensity and reduce costs. Further, these measures show that the Company has already satisfied the essential objectives of the Proposal even though they are not identical to the specific actions requested by the Proponent.

The information that is provided by the Company in the 2014 CSR Report addresses the elements of the requests of the Proposal and, therefore, the Proposal has been substantially implemented. For these reasons, the Proposal may be properly excluded under Rule 14a-8(i)(10).

III. Conclusion

The Company respectfully requests the Staff's concurrence with its decision to omit the Proposal from the 2016 Proxy Materials and further requests the confirmation that the Staff will not recommend any enforcement action in connection with such omission. Please call the undersigned at (401) 770-5409 if you should have any questions or need additional information or as soon as a Staff response is available.

Respectfully yours,



Thomas S. Moffatt
Vice President, Assistant Secretary &
Asst. General Counsel – Corporate Services

Attachments

cc w/att: Sonia Kowal, President, Zevin Asset Management, LLC
Stephen T. Giove, Shearman & Sterling LLP

CVS HEALTH CORPORATION

PROPOSAL OF PAMELA PARKER

EXHIBIT A

Proposal and Related Correspondence

Zevin Asset Management, LLC

PIONEERS IN SOCIALLY RESPONSIBLE INVESTING

November 25, 2015

CVS Health Corporation
Attn: Colleen M. McIntosh
Senior Vice President & Corporate Secretary
One CVS Drive
Woonsocket, Rhode Island 02895

Re: Shareholder Proposal for 2016 Annual Meeting

Dear Ms. McIntosh:

Enclosed please find our letter filing the proposal to set targets for renewable energy sourcing and/ or production to be included in the proxy statement of CVS Health Corporation (the "Company") for its 2016 annual meeting of stockholders.

Zevin Asset Management is a socially responsible investment manager which integrates financial and environmental, social, and governance research in making investment decisions on behalf of our clients. We are concerned that the company is lagging behind peers in terms of setting renewable energy sourcing and/ or production targets. In order to limit the average global temperature increase to 2 degrees Centigrade, a goal shared by nearly every nation, the Intergovernmental Panel on Climate Change (IPCC) estimates that the United States needs to reduce annual GHG emissions approximately 80 percent. This will involve a significant shift to renewable energy. By setting renewable energy commitments, the company can strengthen its current climate change strategy, reduce the company's exposure to fluctuating energy prices and move it closer to achieving GHG reductions.

Zevin Asset Management is filing on behalf of one of our clients, Pamela Parker (the Proponent), who has continuously held, for at least one year of the date hereof, 200 shares of the Company's stock which would meet the requirements of Rule 14a-8 under the Securities Exchange Act of 1934, as amended.

Zevin Asset Management, LLC has complete discretion over the Proponent's shareholding account which means that we have complete discretion to buy or sell investments in the Proponent's portfolio. Let this letter serve as a confirmation that the Proponent intends to continue to hold the requisite number of shares through the date of the Company's 2016 annual meeting of stockholders. A letter verifying ownership of CVS shares from our client's custodian is enclosed.

Zevin Asset Management is primary filer for this proposal. We will send a representative to the stockholders' meeting to move the shareholder proposal as required by the SEC rules.

Zevin Asset Management welcomes the opportunity to discuss the proposal with representatives of the Company. Please direct any communications to me at 617-742-6666 x308 or sonia@zevin.com. We request copies of any documentation related to this proposal.

Sincerely,



Sonia Kowal
President
Zevin Asset Management, LLC

11 Beacon Street, Suite 1125, Boston, MA 02108 • www.zevin.com • PHONE 617-742-6666 • FAX 617-742-6660 • invest@zevin.com

Resolved: Shareholders request CVS Health Corporation (CVS) senior management, with oversight from the Board of Directors, set company-wide quantitative targets by November 2016 to increase renewable energy sourcing and/or production.

Whereas:
By setting goals to source renewable energy, our company would demonstrate a proactive approach to: reducing exposure to volatile energy prices; enhancing U.S. energy security; creating jobs in the United States; enhancing CVS's reputation; and meeting the global need for cleaner energy.

In order to limit the average global temperature increase to 2 degrees Centigrade, a goal shared by nearly every nation, the Intergovernmental Panel on Climate Change (IPCC) estimates that the United States needs to reduce annual GHG emissions approximately 80 percent. This will involve a significant shift to renewable energy.

Fortunately, the costs of generating electricity from sources such as wind and solar have been declining rapidly and are now cheaper in some regions than fossil fuel-based energy.

In 2015, Berkshire Hathaway's NV Energy secured a power purchase agreement (PPA) price of 3.87 cents per kWh for electricity generated by a 100 Megawatt First Solar project.

The average price paid by all types of end users of electricity nationwide in 2014 was 10.45 cents per kWh according to the U.S. Energy Information Administration (EIA).

The average price of wind energy installed in 2014 was 2.5 cents per kWh according to Lawrence Berkeley National Laboratory. In 2013 David Sparby, President of Xcel Energy's Northern States Power stated: "Wind prices are extremely competitive right now, offering lower costs than other possible resources, like natural gas plants. These projects offer a great hedge against rising and often volatile fuel prices."

The New York Times reported in September 2015 that new members of coalition called RE100 that encourages companies to switch to 100% renewable energy include Johnson & Johnson, Procter & Gamble, Starbucks, Walmart and Goldman Sachs.

Eric Schmidt of Alphabet stated: "Much of corporate America is buying renewable energy in some form or another, not just to be sustainable, because it makes business sense, helping companies diversify their power supply, hedge against fuel risks, and support innovation in an increasingly cost-competitive way."

A report by CDP found that four out of five companies earn a higher return on carbon reduction investments than on their overall corporate capital expenditures. We are concerned CVS may be lagging behind peers that are experiencing substantial cost savings by pursuing quantitative energy efficiency and renewable energy targets. WalMart alone expects to save $1 billion each year from its energy efficiency and renewable energy initiatives.

Companies are increasingly turning to renewable energy to power their operations. According to EPA, 78 Fortune 500 companies are purchasing renewable energy. By setting renewable energy commitments, CVS can strengthen its current climate change strategy, reduce the company's exposure to fluctuating energy prices and move it closer to achieving GHG reductions.

Zevin Asset Management

PIONEERS IN SOCIALLY RESPONSIBLE INVESTING

November 25, 2015

To Whom It May Concern:

Please find attached Charles Schwab & Co., Inc's custodial proof of ownership statement of CVS Healthcare Corporation (CVS) from Pamela Parker. Zevin Asset Management, LLC is the investment advisor to Pamela Parker and co-filed a share holder resolution on Pamela Parker's behalf.

This letter serves as confirmation that Pamela Parker is the beneficial owner of the above referenced stock.

Sincerely,



Sonia Kowal

President
Zevin Asset Management, LLC

11 [illegible] Street, Suite 1125, Boston, MA 02108 • [illegible] • PHONE 617-742 [illegible] • FAX 617-742 [illegible] • [illegible]


charles
SCHWAB

Advisor Services
1958 Summit Park Dr
Orlando, FL 32810

November 25, 2015

Sonia Kowal
Zevin Asset Management
(617)-742-6660

PAMELA L PARKER INH IRA
BENE OF RICHARD H LOVELL
***Account OMB Memorandum M-07-16 ***

This letter is to confirm that Charles Schwab & Co. holds as custodian for the above account 200 shares of CVS Health Corporation common stock. These 200 shares have been held in this account continuously for at least one year prior to November 25, 2014.

These shares are held at Depository Trust Company under the nominee name of Charles Schwab & Company.

This letter serves as confirmation that the shares are held by Charles Schwab & Co. Inc.

Sincerely,

Otto L. Rivera
Relationship Specialist
Schwab Advisor Services

CVS HEALTH CORPORATION

PROPOSAL OF PAMELA PARKER

EXHIBIT B

Excerpt from
2014 Corporate Social Responsibility Report


Prescription
for a Better World

2014 Corporate Social Responsibility Report


CVSHealth


Planet
in Balance

The link between human health and the health of our planet is becoming increasingly apparent. According to the Fifth Assessment Report from the Intergovernmental Panel on Climate Change (IPCC), keeping global temperatures in check requires "an urgent and fundamental departure from business as usual." At CVS Health, we acknowledge the need for action and as a retailer with a large facility footprint, we also recognize the opportunity. We believe, as the IPCC points out in its report, that economic growth and climate action can be mutually reinforcing.

As a company dedicated to improving people's lives through innovative and high quality health and pharmacy services, we are committed to continually assessing the environmental and climate-related impacts of our operations, implementing ways to reduce them, and contributing to the long-term sustainability of our business.

We believe that ongoing measurement, assessment and transparency of our environmental initiatives are essential and will lead to improved performance over time. Our approach and commitments are set out in our environmental and climate change policies and reinforced by our *Prescription for a Better World* framework, which establishes Planet in Balance as a core pillar.

Our focus is centered on three strategic priorities:

- [illegible]
- [illegible]
- Internal and external engagement around our sustainability vision

Sustainable Operations

With an enterprise that includes 7,800 stores, 20 distribution centers and field offices, and a significant transportation fleet, we understand the importance of embedding environmental sustainability in every facet of our operations with the goal of reducing our impacts.

Goal: Reduce the environmental impact resulting from our operations

To advance our goal, we developed a roadmap and are in the process of identifying specific internal and external targets aimed at driving operational efficiency and reducing our environmental footprint. We currently have a reduction target for GHG emissions, and will review our ability to add energy, water and waste targets in the future. Other focus areas include green building initiatives, purchasing environmentally preferred paper for our business operations, and ensuring we are meeting or exceeding environmental compliance regulations.

Climate Change and GHG Emissions

CVS Health recognizes that human activity has an impact on the world's climate system and that our business activities, in particular the operation of about 77 million square feet of retail space in our 7,800 retail drugstores, contribute to this impact. We are intent on reducing the GHG emissions created in those facilities, and do so by continuously measuring and trying to reduce our energy use, water use and waste. We are also working to reduce the impact of our distribution centers and transportation network.

As described in our Climate Change Policy, our approach to reducing emissions includes risk and opportunity monitoring, energy and GHG efficiency programs, and ongoing communication on our climate-related progress with our stakeholders through the CDP (formerly Carbon Disclosure Project) and this report.

Measuring and Reducing Our Greenhouse Gas Emissions

We have been measuring and reporting our GHG emissions since 2008. We monitor them in accordance with the Greenhouse Gas Protocol published by the World Resources Institute and the World Business Council for Sustainable Development. This standard also informs the boundaries of our carbon footprint, which encompasses all U.S. retail stores, MinuteClinic locations, distribution centers, and corporate



facilities, as well as emissions from business travel, product delivery and refrigerants. Our small pharmacy chain in Brazil is included in these boundaries, but our recently acquired Coram and Navarro businesses have not yet been included.

11%
reduction achieved toward our carbon intensity goal of 15% by 2018

Our goal is to reduce our carbon intensity by 15% per square foot of retail space by 2018, compared to a 2010 baseline. While we also measure and report absolute emissions, we believe tracking carbon intensity by square foot of retail space allows us to determine the success of the various efficiency measures we implement, especially as our business continues to grow.

By of the end of 2014, we had achieved an 11% reduction toward our carbon intensity goal. This result was primarily due to ongoing lighting efficiency upgrades and fleet efficiency initiatives.

While we have been successfully reducing our carbon intensity, absolute emissions have risen slightly. In 2014, the small increase in absolute emissions was due to the opening of new stores and higher demand for heating because of colder weather.

2014 Climate Performance Leadership Index

In 2014, CVS Health was identified as a leader in climate change action, achieving a position on the CDP S&P 500 Climate Performance Leadership Index (CPLI) and profiled in CDP's Climate Performance Leaders Report. Performance is assessed on the level of action, as reported by the company, on climate change mitigation, adaptation and transparency.

77M+
sq ft space

7,800
CVS/pharmacy stores

970
CVS/minuteclinic stores

20
distribution centers



Climate Change Risks and Opportunities

Climate change poses risks to many communities around the world, including the communities CVS Health serves. To prepare for potential impacts, we evaluate our risks and opportunities on an annual basis. We know that the occurrence of "superstorms" is increasing, which is why we identified the potential for extreme weather-related events or patterns as a major climate risk for our company.

As a provider of prescription medication and retail health services, we understand that a major disruption in our business can have serious implications for patients who rely on us for health care needs. We have responded to disasters in the past and learned valuable lessons that help our business continuity team enhance our emergency response action plans on a regional level. Their focus is on ensuring we are operational during times of severe weather events or directing customers to other nearby CVS/pharmacy locations in the event that a particular store must close.

In evaluating and preparing for these risks, we believe that the unexpected closure of our data centers and corporate offices would pose the greatest threat to our business because it would impede our ability to operate the systems that support our stores. Our Business Continuity Plan addresses the loss of facilities, IT infrastructure and human resources as well as losses in our supply chain in the case of floods, hurricanes and similar events. Financially, we are at risk of physical damage to our facilities, lost inventory from power outages and lost business from being closed in the wake of a natural disaster.

Energy and Fuel

At CVS Health, the energy used to operate and distribute product to our 7,800 retail stores — totaling approximately 2.9 million megawatt hours of electricity and 9.5 million gallons of fuel in 2014 — represents our most significant environmental impact and the largest input to our carbon footprint. It also represents the biggest opportunity we have for energy and cost savings. We focus our energy strategy on the operational areas where we can have the greatest impact by improving efficiency in our lighting, heating and air conditioning (HVAC) systems, cooler and freezer use, as well as in the transportation of our goods.

Electricity use in 2014 was flat despite a 2% increase in overall square footage, which is partly attributable to the use of our Energy Management System (EMS), lighting retrofits and other new store efficiency measures.

Use of natural gas increased in 2014, primarily due to colder weather. In particular, CVS/pharmacy stores experienced the largest increase in usage during January, February and March of 2014.

As we seek opportunities to drive efficiencies, we will focus on technologies that offer a reasonable return on investment and are scalable across our retail facilities.

90%
of stores and
50%
of distribution centers linked to our EMS

Energy Management System (EMS)

An EMS helps us drive energy efficiency consistently across our stores and distribution centers by allowing us to manage, monitor and adjust lighting, HVAC, and other systems from a central location. As of 2014, more than 90% of our stores and 50% of our distribution centers operate with an EMS, and we continue to implement it as we acquire or build new facilities.

Since its launch in 2012, we have continuously fine-tuned the EMS operations to achieve peak energy efficiency, taking into account factors such as our stores' seasonal cycles and HVAC and other system upgrades. In 2014, we continued to invest in high-efficiency HVAC upgrades, and used our EMS to maximize efficiency from these new systems.

We are also exploring new EMS software for our distribution centers to monitor and manage our energy consumption, and in 2015 will evaluate the performance of a pilot system installed in our Woonsocket distribution center in 2014.

Lighting Retrofits

A significant amount of energy is used to light our facilities. With new lighting technologies emerging and improving at a rapid pace, there is the potential for energy and cost savings. Our strategy, given the scale of our footprint, is to build long-term success through sustained year-over-year investments in proven lighting technologies.

In 2014, our new store construction included LED lighting for exterior lighting and signage, and we continued our multi-year lighting retrofit program, once again achieving measurable progress. This included LED retrofits of coolers and freezers at 841 of our existing stores and 20 distribution centers. We expanded the use of LED technology to retrofit interior lighting at 82 stores and exterior lighting for 10 stores in Massachusetts and Rhode Island. In 2015, we will measure the investment return and environmental benefits of these pilots to determine our next steps.

Transportation

In 2014, CVS Health operated a fleet of 299 company-owned tractors and 808 trailers, and 426 third-party tractors and 1,027 trailers. Together these consumed a total of 7.1 million gallons of fuel for distribution and covered 47.2 million miles. This contributes to our carbon footprint, and we are continuously looking for innovations and technologies to help us reduce or mitigate the impact of these activities.



861
LED retrofits of freezers

82
LED retrofits of store interiors

10
LED retrofits of store exteriors

Greenhouse Gas Emissions, Energy, and Water Data Analysis

Total Energy Usage, by Type, for 2010-2014*

	ELECTRICITY	NATURAL GAS	PROPANE & OIL	FUEL CONSUMPTION**
2010	2.9 Million MWh	10.2 Million Therms	764,500 Therms	9.8 Million Gallons
2011	2.9 Million MWh	10.4 Million Therms	584,000 Therms	10.1 Million Gallons
2012	3.0 Million MWh	8.3 Million Therms	519,500 Therms	9.7 Million Gallons
2013	2.9 Million MWh	12.3 Million Therms	583,500 Therms	9.3 Millon Gallons
2014	2.9 Million MWh	14.0 Million Therms	453,500 Therms	9.5 Million Gallons

*Data represents all CVS distribution centers, [illegible]
[illegible] data was updated [illegible]
**[illegible] GHG inventory is estimated [illegible]

Greenhouse Gas Emissions by Scope*

		2014		2013		2012	
		Tonnes of CO2e	%	Tonnes of CO2e	%	Tonnes of CO2e	%
Natural Gas, Other Fuels, Corporate Jet, Corporate Car Fleet, Private Delivery Fleet, Refrigerants	Scope 1	188,500	11%	193,000	11%	201,000	12%
Electricity, Steam, Chilled Water	Scope 2	1,468,000	84%	1,466,000	85%	1,495,000	87%
Dedicated Delivery Fleet, Employee Air Travel, Employee Personal Car Travel, Rental Cars	Scope 3	80,000	5%	74,000	4%	15,500	1%

* In 2013, [illegible] Dedicated Delivery Fleet [illegible]
[illegible] emissions from Dedicated Delivery Fleet [illegible] Scope 3

Total Carbon Footprint and Carbon Intensity Measurement*

	CO2 EQUIVALENTS (metric tons CO2e)	CO2 EQUIVALENTS Intensity per sq. foot of retail space	SQ. FEET of retail space	Cumulative Progress Toward Carbon Intensity Reduction Goal
2010	1,777,500	0.0255 Metric Tons	69.7 Million	*
2011	1,800,500	0.0252 Metric Tons	71.5 Million	1%
2012	1,711,500	0.0234 Metric Tons	73.1 Million	8%
2013	1,733,000*	0.0231 Metric Tons	75.0 Million	9%
2014	1,737,000	0.0226 Metric Tons	76.7 Million	11%

[illegible]

Water Use Intensity Measurement for 2010-2014*

	TOTAL WATER USAGE (ML)	SQ. FT. OF RETAIL SPACE	NORMALIZED WATER USAGE (PER SQ. FT. OF RETAIL SPACE)
2010	7,350	69.7 Million	0.000105 ML
2011	7,200	71.5 Million	0.000101 ML
2012	7,550	73.1 Million	0.000103 ML
2013	6,800	75.0 Million	0.000091 ML
2014	6,200	76.7 Million	.000078 ML

[illegible]

Environmental Management Program

Since 2011, our Environmental Management Program (EMP) has helped us track and responsibly manage our environmental compliance obligations within our operations. We have implemented the program in all retail pharmacies, corporate offices and distribution centers. In 2015, we will integrate the EMP within our Navarro and Coram acquisitions, and plan to introduce an online tracking system to help us monitor our compliance obligations and the programs we have in place to meet them.


Level 1

highest rating EPA SmartWay for emissions control on our private fleet in 2014

Throughout the year, we continued to implement fleet efficiency initiatives, including route optimization and reduction in idling times, as well as tire-monitoring inflation systems and weekly tire checks, such as tread depth and air pressure checks at every private fleet facility. However, fuel consumption increased in 2014 due to the expansion of route territory for our distribution fleet.

Our private fleet continues to be an Environmental Protection Agency SmartWay Carrier Partner for the fifth year in a row, receiving the highest carrier rating of Level 1 for emissions control. CVS Health has been a SmartWay Shipping Partner since 2012.

In 2015, we plan to implement new routing software that will allow us to track and optimize miles driven, fuel efficiency, average cost per load and on-time service delivery, and establish Routing Centers of Excellence.

Water

Water scarcity is one of the most significant challenges facing the global economy and is becoming a crisis in some parts of the world. While we are not a large user of water, we recognize we must take steps to monitor and reduce our water consumption.

CVS Health's water management strategy provides guidance for how we drive water efficiencies and reduce usage. We continuously measure our water use and savings, and establish guidelines around the development of new properties. We also report our water use data annually through the CDP. In 2014, we participated in the CDP's water scoring project, which found an increasing awareness of water issues and the need for water stewardship among the 174 Global 500 companies that responded.

The vast majority of the water we use comes from United States municipal water systems. Our biggest impact, accounting for 45% of our water use, results from the water we use for irrigation systems to maintain landscaping. We conducted a zero-irrigation pilot project at our West Haven, CT retail store and learned that we can reduce water use significantly. We have since begun to assess irrigation requirements for our new locations.

Our water usage decreased in 2014 due to our efforts to reduce use for landscaping purposes and because of the transition we are making from wet photo processing to dry photo processing in retail stores.

Waste Management and Recycling

Our retail pharmacies and clinics, distribution centers and corporate offices produce a variety of waste and recyclable materials. We have implemented reduction and recycling systems to help us minimize our environmental footprint by diverting as much as possible from the waste stream.

Assessing our Waste Impact

In 2014, we initiated steps to establish a profile of the types of waste generated by our operations. Our goal was to identify what percentage of our waste stream is being diverted from landfills. While this proved to be more complex than anticipated, due in part to differing jurisdictional recycling mandates and the number of independent waste and recycling haulers we employ, we were able to establish a general waste profile. This effort showed a landfill diversion rate of approximately 45% that is largely driven by recycling of cardboard, paper, plastics, bottles/cans and plastic bags. We will continue to look for opportunities that impact our diversion rate by better understanding waste reduction options.

Reducing Waste at CVS/pharmacy

Minimizing the amount of solid waste generated by our stores is a focus of ours. As a retailer, there are times when items we sell need to be removed from our store for a variety of reasons. We use technology to help ensure we are maximizing the value of the items through the reverse distribution process where we are able to take advantage of liquidation or donation options. The reverse distribution process helped our stores across the country support local organizations with donations of products valued at more than $65 million, based on the cost of goods.

In an effort to further improve our waste reduction and recycling initiatives, we worked to analyze our current system of recycling programs to assess where we can expand or enhance programs for certain materials, such as plastic bags or plastic film wrap, throughout the enterprise. By increasing awareness of recycling at store-level, we have seen improvement in results. Our plastic bag recycling program, available at some of our retail locations, encourages customers to bring in their used plastic bags instead of throwing them in the trash. In 2014, we diverted more than 35,000 pounds of plastic bags from landfills, a 6% improvement over 2013, and more than 9,900 pounds of plastic bottles and aluminum cans, more than double the amount diverted in 2013. We saw improvement in our single-stream recycling in stores in Connecticut and New Jersey, where we recovered more than 1.1 million pounds of recyclable material — double the amount collected in 2013.



35K lbs

of plastic bags were diverted from landfills through our retail location recycling program

While we are striving to improve recycling rates for various materials, our largest recycling stream remains cardboard at more than 100,000 tons recovered in 2014.

Sustainability in Action

We identified a unique opportunity to reduce waste, serve our community and lower overall disposal expense for our Hawaii stores. Cross-functional partners from Community Relations, Store Operations, Loss Prevention and Inventory Management worked with our Environmental Team to develop a pilot test to evaluate the donations of usable but non-saleable products. Working together with Child & Family Service, a nonprofit organization serving the local community, we established a process and donated more than $84,000 of consumer products to the community. The pilot proved to be good for the environment by reducing waste volume, good for the community by providing products to those in need, and good for our business by showing promising disposal cost savings.

Recycling at Distribution Centers and Corporate Offices

In our distribution centers and corporate offices, our waste diversion programs resulted in the recycling of 235 tons of plastic stretch film, compared to 199 tons in 2013, and 49,218 tons of cardboard, compared to 50,307 tons in 2013. We also recycled 673 tons of the totes we use to carry and ship many of our products, 531 tons of metal and 106 tons of other miscellaneous waste, which includes office paper and commingled recyclables.

Cell Phone Recycling

CVS Health partnered with e-Cycle to implement a reuse and recycling program for cell phones. By recycling wireless devices, we are helping to save energy and GHG emissions, essentially by avoiding the energy used to mine and process new materials, and avoiding the use and disposal of toxins such as lead, zinc, mercury and flame retardants. Between June 1, 2013 and June 30, 2014, we collected 1,053 devices for reuse and recycling.



1,053
devices collected with e-Cycle

38 lbs
of copper, silver and gold saved

21M
gallons of water not contaminated

71
households could be powered by the energy saved

Waste Water

A continuing focus area for our stores is managing the waste produced from our photo-processing services. We are in the process of converting all stores with chemical-based photo-development processors to dry digital processors. The ink cartridges from dry digital processors do not require special handling or contain materials considered hazardous, and this change will ultimately eliminate our use of photo-development chemicals and the need to dispose of used silver-containing solutions. Since we began this process, we have converted nearly 3,200 stores, including 838 stores in 2014, to digital photo processing. We plan to convert another 757 stores in 2015, which will complete our nationwide transition to digital photo processing.

Hazardous Waste

Responsible management of unsalable consumer products is always a priority for us. Whether these products are sent through reverse distribution for liquidation, donated, returned to the vendor, or determined to be waste and disposed at store level, we want to ensure these products are handled in a manner that minimizes the generation of waste. We have integrated our hazardous waste management program into technology used by store colleagues to ensure proper product disposition and financial reconciliation. It is this seamless integration with the inventory management business process that aligns compliance with everyday operational practices. In 2014, we continued to refine the program through increased monitoring and measuring of key program elements consistent with the continuous improvement goal under our Environment Management Program (EMP). These efforts have reinforced our culture of environmental compliance, making our hazardous waste management program one that is often benchmarked by others.

Incorporating Green Building Practices

We recognize the long-term economic and environmental value of incorporating sustainable building design into our new store and facility specifications. We also monitor best practices in green design through our participation in Leadership in Energy and Environment Design (LEED) training programs developed by the United States Green Building Council (USGBC), as well as by our home state of Rhode Island's USGBC chapter.

Our energy-efficient pilot store in West Haven, CT, which opened in 2013 and was designed to the USGBC's LEED Platinum standards, received its LEED certification in 2014. The store showcases environmental design features that include an electric car-charging station and zero irrigation landscaping, as well as rooftop solar panels, solar tubes and natural lighting solutions to reduce electricity use. The West Haven store serves as a model of energy efficiency and other green design features. We continue to monitor these and plan to integrate successful elements into future new store builds.

In 2014, we also piloted a dozen smaller footprint stores that range from 6,000 square feet to 9,500 square feet. These smaller stores naturally require less land and are made with more environmentally preferred materials. In 2015, we will continue to evaluate the viability of adopting these prototypes on a wider scale.

LEED-Certified Buildings

2014 Retail Store
West Haven, CT

2014 Distribution Center
La Habra, CA

2013 Finance Center
Cumberland, RI

2013 Retail Store
Los Angeles, CA

2011 Retail Store
Burtonsville, MD

2011 Distribution Center
Chemung, NY

2011 Customer Care Center
Cumberland, RI

2011 Marketing Support Center
Woonsocket, RI

2010 Retail Store
La Quinta, CA


100%
of paper used for store operations (approximately one billion sheets annually) was sourced from FSC-certified eucalyptus plantations

Restoring Brownfields

When it comes to building new stores, our first priority is locating ideal sites. Some of the sites we select are classified as brownfields, land that may be contaminated by concentrations of hazardous waste or pollution as a result of its former industrial or commercial use. When we acquire a brownfield site for a CVS/pharmacy location we are required to remediate it before construction, making it a safe and viable property for our retail store and for the community. In 2014, we remediated 94 sites for CVS/pharmacy stores.

94
brownfield sites remediated

Sustainable Forestry Certified Paper and Printing

CVS Health uses a large amount of paper in its business operations — more than 65,000 tons each year — for in-store receipts and bags for pharmaceutical purchases, PBM member mailers, weekly flyers and other marketing materials, as well as corporate document printing. Over the past two years, we have introduced a chain-of-custody certification approach for paper use within our business operations. We are seeing significant results, including the consolidation and conversion of all of our paper sourcing and printing to companies certified by the Forest Stewardship Council (FSC) or the Sustainable Forestry Initiative (SFI). Our efforts in 2014 resulted in the following:

- 86% of the paper used for external marketing materials, excluding circulars, was sourced from FSC-certified mills, up from 54% in 2013.
- 100% of paper used for retail circular program was sourced from SFI-certified mills. This program currently utilizes 55,000 tons of paper annually.
- 60% of the paper used for our direct mail program contained 10% or more post-consumer recycled content, up from a mere 5.8% in 2013. Our goal is to incorporate post-consumer recycled content in 100% of the paper used for this purpose in 2015.
- 100% of paper used for store operations (approximately one billion sheets annually) was sourced from FSC-certified eucalyptus plantations. The paper also includes up to 30% recycled content, and is lighter weight than the paper previously used.

Sustainable Products and Packaging

CVS Health manufactures, distributes and sells CVS Brand and private label products across multiple product categories, including cosmetics, personal care, over-the-counter medications, and food, among other categories. We recognize that we have a role in ensuring that product design, manufacturing and disposal are undertaken in an environmentally sustainable manner, and as a demonstration of our commitment, we have prioritized our programs and initiatives in this area within our *Prescription for a Better World* strategy.

Goal: Improve the sustainability of CVS Brand and/or private label products

Improving our products and reducing their impact is an ongoing process. We focus our efforts in two primary areas: ingredients and packaging.

Choosing the Right Ingredients

At CVS Health, we apply robust standards in the creation and production of each of our CVS Brand and private label products to help ensure the highest level of quality and environmental safety.

At a minimum, our ingredient strategy is informed by all U.S. Food and Drug Administration (FDA), federal and state requirements in which our aim is to be an early adopter of proposed or impending regulations. Product formulations are also designed to meet evolving and increasing consumer demands for environmentally preferable products.

We apply heightened rigor to the chemical ingredients that we use in formulating our products and adhere to our high internal standards for quality and safety. Through our active participation in industry groups focused on ingredient and chemical safety we have strengthened our understanding of appropriate alternatives, identified emerging opportunities to enhance the safety of our products, and learned from and contributed to the growing green chemistry field. We are partnering with other leading retailers, product and chemical manufacturers to develop common goals in sustainable chemical management.

We prioritize certain chemical ingredients and evaluate whether they should be removed, reduced or replaced in certain CVS Brand categories, including beauty, baby and food products. As new, conclusive research is published on how certain chemical ingredients are linked to health and environmental risks, and safer alternatives are made available, we apply our Cosmetic Safety Policy. This policy outlines our commitments to customer safety, scientific research, collaborating with suppliers and continuous improvement, and to evaluate and inform the replacement of priority ingredients in CVS Brand products.

In evaluating supplier compliance with our Cosmetic Safety Policy, products must be tested to ensure they meet FDA requirements and CVS/pharmacy specifications.

In 2014, we addressed certain priority ingredients to go beyond existing or pending regulations:

- Triclosan, an ingredient added to certain soaps, cosmetics, toys and other products to reduce or prevent bacterial contamination, is being removed from all CVS Brand products as well as most name-brand products we stock in 2015.
- Microbeads, small plastic spheres that are widely used in cosmetics, skin care and personal care products usually as exfoliating agents, will be reformulated or removed from CVS Brand products in 2015, ahead of regulatory requirements.
- Formaldehyde, used in certain baby products, will be removed in CVS Brand products by August 2015 in all stores, to comply with new regulations banning the substance in child products in the State of Minnesota. In addition, ahead of regulations, we are working with suppliers to also remove the chemical from select non-medicated adult cleansing wipe products in 2015.

Formaldehyde will be removed in CVS Brand baby products by August 2015



Partnering for Sustainable Packaging Opportunities

As a company that relies largely on the sale of products, the packaging we use for our products — which helps to ensure customer safety, manage efficient distribution and provide effective display on the shelves of our retail stores — has an environmental impact. We work with our suppliers to influence packaging design for most of our CVS Brand products and we partner with our national brand vendors on their packaging efforts.

We work directly with CVS Brand suppliers to resolve issues related to labeling, primary and secondary packaging and hazardous material packaging. We actively encourage them to minimize or eliminate inner packaging and use recycled materials.

We work with CVS Brand suppliers to resolve issues

In November 2014, we took part in a collaborative summit between suppliers and retail pharmacies to identify the opportunities to reduce carbon footprints, material use and costs by eliminating inner packaging. The summit was initiated by the National Association of Chain Drug Stores (NACDS), facilitated by the Retail Industry Leaders Association, and included Walgreens and Rite Aid, as well as packaging engineers representing approximately 20 suppliers. Through this effort, we are hoping to establish a Supplier Council for Packaging to continue to move efforts to reduce packaging forward.



Goal: Improve the sustainability of our supply chain

At CVS Health, our suppliers play an integral part in our success as a health care leader, and we often engage with them down to the factory level to better understand the source of our products' raw materials, how and where the products were manufactured and under what conditions. Our supplier engagement strategy is underpinned by our Supplier Ethics Policy, and ingredient compliance is monitored through our WERCSmart supply chain reporting tool. We provide details and results of our supplier audit program in the Leader in Growth section of this report.

Monitoring Suppliers for Sustainability Compliance

All CVS Health suppliers must comply with state and federal environmental laws and regulations as well as with our Supplier Ethics Policy, which establishes the environmental and social criteria required of all suppliers. For example, we want to know if a factory has a written environment policy, if they have implemented an environmental management system, and if they have obtained environmental certifications. These criteria are evaluated as part of our factory audit process.

We also care about the ethical treatment of animals and have requirements that state that animal testing is strictly prohibited.

Monitoring Compliance with WERCSmart

In 2013, we introduced a new supply-chain reporting tool called WERCSmart, which enhances our ability to monitor product ingredients (see table on page 65). As part of the WERCSmart rollout, we required our suppliers to register ingredient information for all the chemical-based, over-the-counter health, pesticides, aerosols, battery and other hazardous-material products sold in our stores. In addition, we require all new products or products that have changed formulations, ingredients or UPCs (Universal Product Codes or "bar codes") and that meet our registration criteria to disclose their ingredients in WERCSmart. Using this data, we are able to identify which products have certain chemical ingredients and determine the best methods for meeting federal and state regulations for safe handling, transport and disposal. We are also able to identify any suspect and/or non-compliant products that contain restricted ingredients or ingredients of concern.


We also care about
the ethical treatment
of animals and
have product test
requirements that state
that animal testing is
strictly prohibited.

Internal and External Engagement Around Our Sustainability Vision

As one of the largest pharmacy chains in the United States, we rely on collaboration with a variety of stakeholders – investors, suppliers, clients, employees, communities and customers – to be successful, and the same is true for our approach to sustainability.

Goal: Make sustainability a relevant part of every colleague's role and responsibility

Throughout our company, we recognize that our sustainability initiatives will have the biggest impact when our colleagues are informed and engaged in them.

Employee Engagement

Some ways in which we engage our colleagues are through sustainability-related councils and committees.

Energy Technology Assessment Committee

We receive advice on strategic priorities from our internal Energy Technology Assessment Committee (ETAC). ETAC is comprised of five subcommittees: Energy Star Standards and LEED Certifications, Alternative Energy Sources, Energy Efficiency Projects, Waste Stream Management, and Sustainability. These groups monitor and pilot sustainability initiatives across the company and present proposals that are reviewed by the ETAC Advisory Team, a cross-functional team led by our Vice President of Property Administration and Energy Management and comprised of subcommittee heads. The Advisory Team reviews product results and identifies opportunities to scale solutions.

Other councils and committees focused on sustainability at CVS Health include:

- Sustainability Leadership Council, a team of leaders who meet periodically to discuss our sustainability strategy and set our carbon reduction goal
- Executive Management Council, a group of senior-level corporate executives representing all business units at CVS Health, who direct the overarching strategy, policy and implementation of our Environmental Management Program and advise our CEO on the program's performance
- Sustainability Committee, a part of ETAC and a cross-functional team that drives sustainability initiatives across our enterprise and focuses on initiatives such as lighting efficiency and evaluating performance metric indicators and metrics

In 2014, we also introduced our colleague sustainability platform, an online tool to engage and educate colleagues in the area of sustainable behaviors. The program encourages and rewards employees to track their personal sustainability actions, such as bicycling to work, carpooling, printing on both sides of the page, turning lights off and using a reusable water bottle.

In 2014, our Energy Technology Assessment Committee led a wide variety of projects that helped integrate sustainability across our business. Types of projects included the installation of LED fixtures in coolers in 655 stores; replacing illuminated messaging in drive-thru canopies; and using continuous coolers rather than walk-in coolers in 315 stores.



Goal: Engage consumers to encourage adoption of more environmentally responsible behavior

Customer Engagement

We look for opportunities to engage our customers in sustainable living in a variety of ways, including introducing more healthful snacks and environmentally preferred household products in our retail drugstores, offering plastic bag recycling in select locations, or partnering on drug and sharps (needles, syringes and lancets) take back programs at many of our locations.

As part of our commitment to engage our customers in sustainable living, in 2015 we are introducing 18 products from Seventh Generation and Mrs. Meyers in more than 450 select CVS/pharmacy locations. These household product lines are developed with sustainability in mind.

Transparency and Engagement

We believe that transparency and engagement in industry organizations that focus on moving the sustainability agenda forward helps us understand the broader environmental issues impacting society, establish the right strategies and goals, and improve our performance. In 2014, in addition to reporting our progress in this report, we continued to participate in the CDP reporting programs that track corporate greenhouse emissions and water use.

We are members of a number of industry committees, and in 2014, we became a company network member of Ceres, a non-profit organization that advocates for sustainability leadership and supports the work of companies to expand the adoption of sustainable business practices.

Registration of Ingredient Information

Product	Criterion
Chemicals	Any product that is advertised or labeled to kill, repel, or prevent the growth of any living organism (e.g. anti-microbial products and pesticides) **Any product that contains a powder, gel, paste, liquid, or gas, and is not intended for human consumption** **In addition, the following products also must be submitted, even though they are intended for human inhalation, consumption or absorption:** • Liquids, lozenges, pills or capsules (e.g. pain relievers, vitamins, water pills) • Any other over-the-counter medication or supplement of any kind (e.g. nicotine replacement therapies, antihistamines) • Medicated swabs, wipes and bandages • Patches (heated and/or medicated) • Liquids (e.g. soap, shampoo, cough medicine, eye drops, ear drops, nasal spray and inhalers) • Medicated shampoos, gums, ointments and creams (e.g. suntan lotion, antibiotic cream) • Lip balm, lip creams and petroleum jelly • Skin lotions, creams and ointments • Contraceptive foams, films and spermicides • Equipment sold with chemicals (e.g. vaporizer sold with medication, air fresheners, gel shoe inserts) • Cleaning products • Cosmetics • Perfumes
Aerosols	Any product that contains a compressed gas or propellant; includes bag on valve (e.g. spray cheese, continuous-spray sunscreen)
Batteries	All batteries, any product that contains a battery of any kind
Electronics	Any product that contains a circuit board (e.g. blinking lights or making sounds)
Food	Cooking oil, energy bars, dietary supplements and vitamin drinks
Light Bulbs	Any fluorescent, incandescent, LED, halogen, neon, mercury vapor, or high-pressure sodium bulbs

CVS Health Charity Classic Goes Green

$1.4M
raised for charities across Southern New England

$18M+
donated to local charities since its inception in 1999

100%
compostable service ware was supplied

36%
of waste was diverted through new recycling and composting programs throughout the grounds

